UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2014

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2014

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Concerning Acquisition and Cancellation of First Series of Class 5 Preferred Shares

Tokyo, February 3, 2014---Mitsubishi UFJ Financial Group, Inc. (MUFG) resolved, at a meeting of the Board of Directors held today, to acquire all of the First Series of Class 5 Preferred Shares issued by MUFG, in accordance with the provisions of Article 18, Paragraph 1 of the Articles of Incorporation of MUFG and Paragraph 14 of the Terms and Conditions of the said Preferred Shares, and to cancel all the acquired shares in accordance with the provisions of Article 178 of the Company Law of Japan, subject to the aforementioned acquisition, as set forth below.

1.	Description of Acquisition

(1)	Class of Shares to be Acquired:	First Series of Class 5 Preferred Shares

(2)	Aggregate Number of Shares to be Acquired:	156,000,000 shares

(3)	Acquisition Price:	¥ 2,500 per share

(4)	Aggregate Amount of Acquisition Price:	¥ 390,000,000,000

(5)	Acquisition Date:	April 1, 2014

2.	Description of Cancellation

(1)	Class of Shares to be Canceled:	First Series of Class 5 Preferred Shares

(2)	Aggregate Number of Shares to be Canceled:	156,000,000 shares (all of the First Series of Class 5 Preferred Shares to be acquired, as described in 1. above)

(3)	Effective Date:	April 1, 2014

(4)	Cancellation shall be subject to MUFG’s acquisition of all of the First Series of Class 5 Preferred Shares described in 1. above.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

81-3-3240-7651